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GREAT DANE HOLDINGS INC.
2016 North Pitcher Street
Kalamazoo, Michigan 49007

Telephone: (616) 343-6121
Fax: (616) 343-1660



FOR IMMEDIATE RELEASE


                            GREAT DANE HOLDINGS INC.
                           TO SELL STAMPING FACILITY


KALAMAZOO, MICHIGAN (November 7, 1996) -- Great Dane Holdings Inc.

announced today that it has entered into a definitive Stock Purchase

Agreement whereby a U. S. subsidiary of The Mayflower Corporation Plc. will purchase all of the outstanding shares of SCSM Holdings, Inc., formerly known as Checker Motors Corporation, for $165 million (United States dollars).  SCSM Holdings, Inc., is a direct subsidiary of Great Dane.  At the time of the closing, the only assets of SCSM Holdings, Inc., will be all of the issued and outstanding common stock of South Charleston Stamping

& Manufacturing Company.  South Charleston Stamping & Manufacturing Company

is one of the leading independent manufacturers of sheet metal stampings for automotive components and sub-assemblies for sale to North American original equipment manufacturers.  It operates a 900,000 square foot plant located in South Charleston, West Virginia, and has over 700 employees.

     The acquisition is contingent on the occurrence of certain events,

including, among other things, the approval of the acquisition by the stockholders of Mayflower and the placing of newly issued shares of

Mayflower on the London Stock Exchange to partially finance the acquisition.  It is expected that the closing will occur in early December,

1996.  Great Dane Holdings will retain its Kalamazoo stamping subsidiary.

     For further information, contact Jay H. Harris at (616) 343-6121.